SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the period April 1, 2006 to June 30, 2006
Commission File Number: 0-19906
Spectrum Signal Processing Inc.
(Translation of registrant’s name into English)
2700 Production Way, Suite 300, Burnaby, B.C., Canada, V5A 4X1
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file Annual Reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SPECTRUM SIGNAL PROCESSING INC.
FOR THE QUARTER ENDED JUNE 30, 2006
PART 1. FINANCIAL INFORMATION
Item 1. Financial Statements
INDEX TO FINANCIAL STATEMENTS
(Prepared in conformity with accounting principles generally accepted in the United States of America)
Consolidated Balance Sheets at December 31, 2005 and June 30, 2006
Consolidated Statements of Operations and Deficit for the three-month and six-month periods ended June 30, 2005 and 2006
Consolidated Statements of Cash Flows for the three-month and six-month periods ended June 30, 2005 and 2006
Notes to Consolidated Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except number of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	June 30,
	2005	2006
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,275	$1,152
Restricted cash (note 9)	24	25
Trade receivables, net of allowance for doubtful accounts of $285 (2005-$273)	2,542	2,798
Receivable from Technology Partnerships Canada (note 6)	752	627
Inventories (note 3)	1,672	1,554
Prepaid expenses	184	277

	7,449	6,433

Capital assets	1,152	932
Other assets	243	228

	$8,844	$7,593

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,405	$1,734
Accrued liabilities and other current liabilities (note 4)	1,059	1,187
Deferred revenue	161	160

	2,625	3,081

Long-term obligations (notes 4 and 5)	866	860

Stockholders’ equity
Share capital (note 7)
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,878,122 (2005 – 18,878,122)	29,481	29,481
Additional paid-in capital	697	832
Warrants	79	—
Deficit	(23,083)	(24,840)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	5,353	3,652

	$8,844	$7,593

See accompanying notes to consolidated financial statements.
See basis of presentation (note 1).
See commitments and contingencies (note 6).

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and number of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales (note 8)	$3,397	$3,793	$7,497	$6,934
Cost of sales	1,311	1,362	2,846	2,817

	2,086	2,431	4,651	4,117
Expenses
Administrative	827	1,059	1,813	2,167
Sales and marketing	711	905	1,747	1,740
Research and development	801	825	1,523	1,660
Amortization	164	146	327	302
Restructuring and other charges (note 5)	(14)	38	8	38

	2,489	2,973	5,418	5,907

Loss from operations	(403)	(542)	(767)	(1,790)

Other
Interest expense	—	5	—	6
Other income	(7)	(17)	(19)	(39)

	(7)	(12)	(19)	(33)

Net loss	(396)	(530)	(748)	(1,757)

Deficit, beginning of period	(21,897)	(24,310)	(21,545)	(23,083)

Deficit, end of period	$(22,293)	$(24,840)	$(22,293)	$(24,840)

Loss per share
Basic and diluted	$(0.02)	$(0.03)	$(0.04)	$(0.09)

Weighted average number of shares
Basic and diluted	18,805,849	18,878,122	18,767,498	18,878,122

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(396)	$(530)	$(748)	$(1,757)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	171	154	343	317
Share-based compensation expense	—	26	—	56
Unrealized loss (gain) on foreign currency hedging instruments (note 9)	—	(5)	—	12
Non-cash portion of restructuring charges (note 5)	(14)	38	8	38
Changes in operating assets and liabilities
Restricted cash	—	13	73	(1)
Accounts receivable	475	(743)	809	(131)
Inventories	(130)	(4)	188	118
Prepaid expenses	(190)	(123)	(161)	(93)
Accounts payable	85	305	(7)	329
Accrued liabilities	(168)	(44)	(648)	72
Deferred revenue	(210)	(30)	24	(1)

Net cash used for operating activities	(377)	(943)	(119)	(1,041)

Cash flows from investing activities
Purchase of capital assets	(124)	(21)	(291)	(82)

Net cash used for investing activities	(124)	(21)	(291)	(82)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants, net of issue costs (note 7)	—	—	531	—

Net cash provided by financing activities	—	—	531	—

Net increase (decrease) in cash and cash equivalents during the period	(501)	(964)	121	(1,123)
Cash and cash equivalents, beginning of period	3,948	2,116	3,326	2,275

Cash and cash equivalents, end of period	$3,447	$1,152	$3,447	$1,152

See accompanying notes to consolidated financial statements.
See supplementary information (note 11).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

1.	Basis of presentation

The accompanying financial information as at June 30, 2006 and for the three-month and six-month periods ended June 30, 2005 and 2006 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s fiscal 2005 Annual Report on Form 20-F.

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business. If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis. During the three-month and six-month periods ended June 30, 2006, the Company incurred losses of $530 and $1,757, respectively and experienced negative cash flows from operations of $943 and $1,041, respectively. As at June 30, 2006, the Company had net working capital of $3,352.

The Company’s future operations are dependent upon the continued market acceptance of its products, the Company’s ability to secure sufficient financing to continue the development of its business, the continued support of creditors and shareholders, and ultimately, the achievement of profitable operations. As disclosed in note 10, the Company has an undrawn line of credit. There can be, however, no certainty that the Company will not require additional equity or debt financing to meet its working capital, capital asset and acquisition requirements in the future, or that financing will be available on reasonable terms. The Company is actively pursuing additional financing alternatives to strengthen its balance sheet.

2.	Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and follow the same accounting policies and methods of application as the annual financial statements, except as disclosed below:
(a)	Share-based compensation
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of FAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with FAS No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. The Company elected to adopt the modified prospective transition method as provided by FAS 123(R) and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation. Compensation cost is recognized for all awards granted, modified or cancelled on or after January 1, 2006, as well as all awards granted prior to January 1, 2006 that were unvested as of December 31, 2005. See note 7(a) for additional information regarding share-based compensation and the Company’s stock option plan.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued
(b)	Recent accounting pronouncements
In November 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standards (“FAS”) No. 151 (“FAS 151”), “Inventory Costs and Amendment of ARB No. 43, Chapter 4”. FAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. FAS 151 amends ARB 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of production facilities. As required by FAS 151, the Company has adopted this new accounting standard on January 1, 2006. The adoption of FAS 151 has not had a material impact on the Company’s financial statements.

3.	Inventories

Inventories at December 31, 2005 and June 30, 2006 consisted of the following:

	December 31,	June 30,
	2005	2006

Finished goods	$980	$707
Work in progress	34	110
Raw materials	658	737

	$1,672	$1,554

4.	Accrued and other liabilities
(a)	Accrued liabilities and other current liabilities
Accrued and other current liabilities at December 31, 2005 and June 30, 2006 consisted of the following:

	December 31,	June 30,
	2005	2006

Employee compensation	$415	$553
Restructuring (note 5)	106	111
Royalties	183	92
Warranty (note 6)	75	85
Other	280	346

	$1,059	$1,187

(b)	Long-term obligations
Long-term obligations at December 31, 2005 and June 30, 2006 consisted of the following:

	December 31,	June 30,
	2005	2006

Restructuring (note 5)	$750	$729
Long-term portion of deferred rent	116	131

	$866	$860

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

5.	Restructuring and other charges

The Company restructured its operations in December 2002 and incurred certain facility charges related to its head office lease. The Company renegotiated its head office lease in 2004 (see note 7(c)) but certain of the 2002 charges are required to be amortized over the modified lease term, which expires January 2014. The following table summarizes activity related to restructuring and other charges for the three-month and six-month periods ended June 30, 2006.

Provision balance, December 31, 2005	$856
Cash drawdowns	(27)

Provision balance, March 31, 2006	829

Cash drawdowns	(27)
Adjustments	38

Provision balance, June 30, 2006	$840

Current, included in accrued liabilities and other current liabilities	$111
Long-term	729

$840

6.	Commitments and contingencies
(a)	Product warranties
The Company provides for estimated warranty cost at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2005	$75
Provision adjustments	25
Expenditures	(15)

Balance, March 31, 2006	85

Provision adjustments	6
Expenditures	(6)

Balance, June 30, 2006	$85

(b)	Technology Partnerships Canada (TPC)
In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959 ($3,942) under the development portion of the agreement which concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428 ($10,249), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. As of June 30, 2006, the Company has paid or accrued royalties payable to TPC of $810 (Cdn$1,100). During the three-month and six-month periods ended June 30, 2006, the Company accrued royalties payable of $43 (Cdn$48) and $82 (Cdn$93), respectively. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

6.	Commitments and contingencies, continued
(b)	Technology Partnerships Canada (TPC), continued
In March 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300 ($7,444) through to December 31, 2006. As of June 30, 2006, the Company had claimed or accrued funding of Cdn$3,771 ($3,030) under the agreement. TPC’s funding is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368 ($20,061) from January 2004 through December 2010. If the aggregate royalty payments during this period are less then Cdn$10,500 ($9,417), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the three-month and six-month periods ended June 30, 2006, the Company recorded TPC benefits of $338 (Cdn$377) and $630 (Cdn$718), respectively. Of these amounts, the Company recorded $315 (Cdn$352) and $590 (Cdn$673) as reductions of research and development expenses, $16 (Cdn$18) and $28 (Cdn$32) as reductions of sales and marketing expenses and $7 (Cdn$7) and $12 (Cdn$13) as reductions of capital asset purchases for the three-month and six-month periods ended June 30, 2006, respectively.

The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. Industry Canada found the Company to be in breach of its TPC funding agreement dated March 1999. On March 27, 2006, the Company signed a settlement agreement with Industry Canada to remedy this alleged breach. Under the settlement agreement, the Company agreed to pay Industry Canada Cdn$70 ($60). The Company remitted Cdn$60 ($52) of this amount in October 2005 and paid the balance of Cdn$10 ($8) in March 2006. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.
(c)	Indemnification
The Company is party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. These obligations include, but are not limited to, contracts entered into with customers where the Company agrees to indemnify a third party against losses arising from matters such as potential intellectual property infringements. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these potential claims.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital
(a)	Stock option plan
Effective January 1, 2006, the Company adopted the provisions of FAS 123(R), which establishes accounting for equity instruments exchanged for employee services as described in note 2(a). FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. This treatment is consistent with the Company’s pro forma information required under FAS 123 for the periods prior to January 1, 2006, for which the Company had estimated forfeitures.

As a result of adopting FAS 123(R), the Company’s net loss for the three-month and six-month periods ended June 30, 2006, is $26 and $56 greater than if it had continued to account for share-based compensation under APB 25. There is no material impact on basic or diluted loss per share. Share-based compensation expense has been reflected in the Consolidated Statements of Operations and Deficit as follows:

	Three months ended June 30,	Six months ended June 30,
	2006	2006

Administrative	$14	$23
Sales and marketing	9	19
Research and development	3	14

	$26	$56

The following table illustrates the impact on the Company’s net loss and loss per share for the three-month and six-month periods ended June 30, 2005 as if the Company had applied the fair value recognition provisions of FAS 123 to share-based employee compensation awards:

	Three months ended June 30,	Six months ended June 30,
	2005	2005

Net loss – as reported	$(396)	$(748)
Less: Total share-based employee compensation expense determined under fair value based method for all awards	(237)	(623)

Net loss – pro forma	$(633)	$(1,371)

Basic and diluted loss per share – as reported	$(0.02)	$(0.04)
Basic and diluted loss per share – pro forma	$(0.03)	$(0.07)
On December 19, 2005, the Company accelerated the vesting of all unvested stock options awarded to employees under its stock option plan that had exercise prices of Cdn$1.50 ($1.29) or greater. Unvested stock options to purchase approximately 877,000 shares became exercisable as a result of the accelerated vesting. In connection with the modification of the terms of these stock options to accelerate their vesting, approximately $789 was included in the pro forma net loss for the fiscal year ended December 31, 2005 representing the remaining amortized value of the impacted, unvested stock options. Because the exercise price of all modified stock options was greater than the market price of the Company’s underlying common stock on the date of their

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued
(a)	Stock option plan, continued
modification, no compensation expense was recorded in the Company’s Statements of Operations and Deficit in accordance with APB 25.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach used to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted in the three-month and six-month periods ended June 30, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006

Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility(1)	116%	119–166%	88–121%	116–166%
Risk-free interest rate(2)	2.83%	4.34–4.61%	2.83–3.25%	3.83–4.61%
Expected life of stock options(3)	3 yrs	3.35–6.25 yrs	1–3 yrs	3.35–6.25 yrs

(1)	The stock volatility for each grant is determined based on the review of the price volatility of the Company’s common stock over a period approximating the expected life of each stock option granted.

(2)	The risk-free interest rate for periods approximating the expected term of the stock option is based on yields from Canadian Government Bonds with similar remaining terms in effect at the time of the grant.

(3)	For stock options granted after January 1, 2006, the Company determined the expected life of each stock option, all which qualify as “plain-vanilla” stock options, using the simplified method for estimating expected option life.
The Company did not recognize compensation expense for employee stock option grants for the three-month and six-month periods ended June 30, 2005, as the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying common stock on the date of grant.

The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 1,451,237 options have been exercised, 3,157,925 stock options are currently outstanding and 940,838 stock options are available for grant at June 30, 2006. Under the terms of its employee stock option plan, the Company’s Board of Directors may grant options to employees, officers, directors and consultants. The plan provides for granting of options at or above the fair market value of the Company’s stock at the grant date. Options generally vest over three to five years with a portion vesting on the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. The Company determines the term of each option at the time it is granted, with options having terms between three and ten years. The exercise prices of stock options are expressed in Canadian dollars, United States dollars and Pounds Sterling.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued
(a)	Stock option plan, continued
A summary of stock option activity during the three-month and six-month periods ended June 30, 2006 is as follows:

				Weighted
	Number			Average
	of Stock	Weighted Average		Remaining	Aggregate Intrinsic
	Options	Exercise Price		Contractual Life	Value (000’s)

		Cdn$	US$		Cdn$	US$

Outstanding, December 31, 2005	3,235,675	$2.39	$2.05
Granted	119,000	1.30	1.13
Cancelled	(37,500)	2.47	2.14

Outstanding, March 31, 2006	3,317,175	2.35	2.01

Granted	34,000	1.28	1.14
Cancelled	(193,250)	1.86	1.66

Outstanding, June 30, 2006	3,157,925	$2.36	$2.12	3.48 years	$Nil	$Nil

Exercisable, June 30, 2006	2,773,301	$2.50	$2.24	3.31 years	$Nil	$Nil

The stock options outstanding at June 30, 2006 expire between July 2006 and June 2016.

The following table summarizes the weighted average grant date fair values of the Company’s stock options granted:

	Weighted Average Grant Date Fair Value
	2005		2006

	Cdn$	US$	Cdn$	US$

Stock options granted during the three-month period ended June 30,	$1.09	$0.88	$1.10	$0.98

Stock options granted during the six-month period ended June 30,	$1.01	$0.82	$0.98	$0.86

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued
(a)	Stock option plan, continued
The following table summarizes the status of the Company’s non-vested stock options since December 31, 2005:

	Non-Vested Stock Options
	Number	Weighted Average
	of stock options	Fair Value

		Cdn$	US$

Non-vested, December 31, 2005	304,583	$0.97	$0.83
Granted	119,000	0.95	0.82
Vested	(31,958)	0.62	0.54
Forfeited	(4,000)	1.09	0.94

Non-vested, March 31, 2006	387,625	0.99	0.85

Granted	34,000	1.10	0.98
Vested	(9,501)	1.08	0.96
Forfeited	(27,500)	1.00	0.89

Non-vested, June 30, 2006	384,624	$0.99	$0.89

As at June 30, 2006, there was Cdn$280 ($251) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. The weighted average remaining number of years to vest is 2.3 years. The total fair value of stock options vested during the three-month and six-month periods ended June 30, 2006 was Cdn$10 ($9) and Cdn$30 ($26).

Cash received from option exercises under all share-based payment arrangements for the three-month and six-month periods ended June 30, 2006 was nil. The actual tax benefit realized from the tax deductions from option exercise of the share-based payment arrangements was nil.
(b)	Private placement
In March 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,241). Each Unit consisted of one common share and one half of one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which was equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitled the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All 99,549 compensation warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the compensation warrants had the same terms as the Units acquired by the investors in the private placement. The fair value of the compensation warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option-pricing model. A total of 995,625 share purchase warrants were exercised and the balance of 160,250 expired on September 23, 2005.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Share capital, continued
(c)	Head office lease
In March 2004, the Company renegotiated its head office lease agreement. The revised lease reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. As consideration for modifying the terms of the lease, the Company paid the building owner a cash lease renegotiation fee of Cdn$100 ($76), issued the owner 200,000 common shares of the Company and granted the owner 200,000 common share purchase warrants. The common share purchase warrants were valued at Cdn$0.59 ($0.44) using the Black-Scholes option-pricing model. Warrants allowing the holder to purchase 20,300 common shares at Cdn$2.43 ($2.02) per share expired on December 31, 2005 and warrants allowing the holder to acquire 179,700 common shares at Cdn$2.52 ($2.09) per share expired on March 31, 2006. The total fair value of equity based compensation issued to the building owner was Cdn$401 ($301). Since the compensation paid to the building owner was accounted for as a lease renegotiation fee, an asset has been recorded on the Company’s Consolidated Balance Sheet that will be amortized over the balance of the new lease term.

8.	Segmented information

The Company operates in the communications infrastructure industry and all sales of its products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product line were as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006

Wireless	$3,142	$3,699	$6,853	$6,746
Packet-voice	255	94	644	188

	$3,397	$3,793	$7,497	$6,934

9.	Financial instruments
(a)	Fair value of financial instruments
Carrying amounts for certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair-value of the long-term obligations are calculated based on the discounted cash flows, which approximates the carrying value.
(b)	Foreign currency instruments
The majority of the Company’s revenues are recognized in United States dollars while the Company’s expenses are incurred in United States dollars, Canadian dollars and other foreign currencies. Fluctuations in the exchange rates between foreign currencies and the United States dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of foreign exchange futures contracts.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

9.	Financial instruments, continued
(b)	Foreign currency instruments, continued
The Company utilizes foreign exchange futures contracts to manage its exposure to fluctuations in foreign exchange rates that typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability.

The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000 ($10,762). The Company was party to the following foreign exchange futures contracts at June 30, 2006.

				Contract	Fair value at
Purchase	Settlement	Type of	Notional	settlement rate	June 30,
date	date	contract	principal	(Cdn$/US$)	2006

June 29, 2006	September 19, 2006	Cdn dollar futures contract	Cdn$ 1,000	1.1074	$(6)
June 29, 2006	December 19, 2006	Cdn dollar futures contract	1,000	1.1045	(6)

			Cdn$ 2,000	1.1060	$(12)

The Company records the fair value of open foreign exchange futures contracts as an accrued asset or liability on its Consolidated Balance Sheet and records cash held by its brokers to satisfy minimum margin requirements as restricted cash. At June 30, 2006, the minimum margin requirement for the Company’s open foreign exchange futures contracts was $25.

These contracts do not qualify for hedge accounting since they do not meet all of the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in the fair value of these contracts are recognized in net earnings (loss) for the period.
(c)	Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable and short-term investment instruments. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At June 30, 2006, 12% of trade receivables were subject to credit insurance. The Company manages its credit risk related to its short-term investments by limiting its investment instruments to government bonds, bankers’ acceptances, commercial paper and guaranteed investment certificates with institutions rated R-1 mid or higher by the Dominion Bond Rating Service.
10.	Bank indebtedness

The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000 ($4,484) operating line of credit. This agreement was most recently reviewed and amended on May 30, 2005. The Company’s United States dollar borrowing capacity under the Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s United States base rate plus 1.0%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 1.0%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

10.	Bank indebtedness, continued

accounts receivable and 25% of inventories to a maximum of Cdn$1,000 ($897). At June 30, 2006, the total amount available for borrowing based on these margining requirements was Cdn$2,498 ($2,240). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank before (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of June 30, 2006 were nil.

11.	Supplementary information

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006

Cash received for:
Interest	$7	$17	$19	$39

Cash paid for:
Interest	—	5	—	6
Income taxes	—	—	4	2

Non-cash financing activities:
Exercise of broker warrants (note 7(b))	—	—	3	—
Expiration of share purchase warrants (note 7(c))	—	—	—	79

12.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP)

Recently introduced Canadian securities regulations provide that financial statements filed by an issuer reporting under the Securities Exchange Act of 1934 may be prepared in accordance with United States GAAP provided that, if such issuer previously filed or included in prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain additional disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and United States GAAP for the current and comparative periods for a specified period of time into the future.

The consolidated financial statements have been prepared in accordance with United States GAAP, which differ in certain material respects from those principles that would have been followed had the Company’s consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net loss between United States GAAP and Canadian GAAP for the three-month and six-month periods ended June 30, 2005 and 2006:

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006

Net loss under United States GAAP	$(396)	$(530)	$(748)	$(1,757)
Share-based compensation expense (a)	(215)	—	(579)	—

Net loss under Canadian GAAP	$(611)	$(530)	$(1,327)	$(1,757)

Basic and diluted loss per share under Canadian GAAP	$(0.03)	$(0.03)	$(0.07)	$(0.09)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

12.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP), continued

The most significant Consolidated Balance Sheet differences between United States GAAP and Canadian GAAP are as follows:

	December 31,	June 30,
	2005	2006

Share capital, United States GAAP	$29,481	$29,481
Share-based compensation expense (a)	271	271
Foreign currency translation (f)	(912)	(912)

Share capital, Canadian GAAP	$28,840	$28,840

Additional paid-in capital, United States GAAP	$697	$832
Share-based compensation expense (a)	2,323	2,323

Additional paid-in capital (contributed surplus), Canadian GAAP	$3,020	$3,155

Deficit, United States GAAP	$(23,083)	$(24,840)
Share-based compensation expense (a)	(2,594)	(2,594)
Foreign currency translation (f)	211	211

Deficit, Canadian GAAP	$(25,466)	$(27,223)

Cumulative translation adjustments, United States GAAP	$(1,821)	$(1,821)
Foreign currency translation (f)	701	701

Cumulative translation adjustments, Canadian GAAP	$(1,120)	$(1,120)

(a)	Share-based compensation
Under United States GAAP, the Company adopted the provisions of FAS 123(R) effective January 1, 2006, which establishes accounting for equity instruments exchanged for employee services as described in note 2(a). Effective January 1, 2004, under Canadian GAAP, the Company adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870 (“HB 3870), “Stock-based Compensation and Other Stock-based Payments”, which requires recognition of an estimate of the fair value of all share-based awards in earnings. The Company has retroactively applied HB 3870 for purposes of preparing Canadian GAAP financial statements, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees on or after January 1, 2002. Accordingly, the adjustment identified above for 2005 differs from that in note 7(a) as for United States GAAP purposes the Company is required to consider all grants since 1994 whereas for Canadian GAAP purposes only the effect of grants since January 1, 2002 are included. The foregoing restatement was solely for Canadian GAAP purposes to comply with HB 3870 and did not have any effect on the Company’s consolidated financial statements prepared in accordance with United States GAAP included in the Company’s SEC filing. As all unvested stock options remaining at December 31, 2005 were issued after January 1, 2002, share-based compensation expense under Canadian GAAP and United States GAAP are equivalent for the three-month and six-month periods ended June 30, 2006.

On December 19, 2005, the Company accelerated the vesting of all unvested stock options awarded under its stock option plan that had exercise prices of Cdn$1.50 ($1.29) or greater. Unvested stock options to purchase approximately 877,000 shares became exercisable as a result of the vesting acceleration. In connection with the modification of the terms of these stock options to accelerate their vesting, approximately $789 was included in the Canadian GAAP net loss for the fiscal year ended December 31, 2005, representing the remaining amortized value of the

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2006 (unaudited)
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

12.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP), continued
(a)	Share-based compensation, continued
impacted, unvested stock options. Because the exercise price of all modified stock options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in the Company’s Consolidated Statements of Operations in accordance with APB 25.
(b)	Research and development
Under United States GAAP, the Company expenses research and development costs as they are incurred. Under Canadian GAAP, the Company expenses research costs as they are incurred. Development costs are expensed unless they meet specified criteria for deferral and amortization. No development costs were deferred during the three-month and six-month periods ended June 30, 2005 and 2006, as the criteria for deferral were not met.
(c)	Short-term investments
Under United States GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains or losses being recorded in other comprehensive income and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value and any write-down is included in earnings or loss for the period. This difference did not impact the amounts reported in the periods presented.
(d)	Future income taxes
Under United States GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantively enacted tax rates are used. This difference did not impact the amounts reported in the periods presented.
(e)	Investment tax credits
Under United States GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the three-month and six-month periods ended June 30, 2005 and 2006, there were no investment tax credits recorded.
(f)	Stockholders’ equity
While there are no net differences between stockholders’ equity as reported under United States GAAP and under Canadian GAAP, the various components within stockholders’ equity are affected by the change in reporting currency from Canadian dollars to United States dollars during the year ended December 31, 1998. Under United States GAAP the stockholders’ equity accounts were translated into United States dollars at the rate in effect at the original transaction date, while under Canadian GAAP all amounts were translated into United States dollars at the rate in effect on December 31, 1998. In addition, the various components within stockholders’ equity are affected by the different accounting treatment of stock-based compensation described in note 12(a).

Item 2. Management’s Discussion and Analysis
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of the Company’s consolidated financial condition and results of operations has been prepared in conformity with accounting principles generally accepted in the United States of America and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.
     Information contained in this filing contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “should”, “anticipates” or comparable terminology, or by discussions of strategy. Spectrum Signal Processing Inc. (the “Company” or “Spectrum”) cannot assure that the future results covered by these forward-looking statements will be achieved. The following discussion and analysis should be read in conjunction with the Company’s financial statements and the notes thereto included elsewhere in this Quarterly Report.
General
     Spectrum was founded in 1987 as a developer and distributor of general-purpose signal processing products. In 2000, the Company ceased new investment in its general-purpose signal processing product line to focus on the development of products targeted at defense electronics and packet-voice applications. A combination of significant component supply risk and general market uncertainty led the Company to cease investment in its packet-voice product line in January 2004.
     Spectrum today is a leading supplier of software defined radio products for defense electronics and satellite communications applications. This market includes military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. The Company continues to field increasingly more integrated solutions that are designed to reduce the cost, schedule and technical risk related to its customers’ development initiatives.
     Spectrum continues to generate revenues from its general-purpose signal processing products and packet-voice engineering services. However, the Company’s decision to cease investment in these product and service lines, has resulted, and is expected to continue to result in declining revenues from these products and services over time. Conversely, the Company’s focus on defense electronics and satellite communications applications is expected to result in increasing revenues from its flexComm™ product line over time. There can be no assurance, however, that flexComm product revenues nor its future product and service revenues will fully offset the decline in its general-purpose and packet-voice product and service revenues and to date, the Company’s revenues from general purpose and packet-voice products have declined faster than its revenues from flexComm products have increased.
Key Second Quarter 2006 Financial Results
•	Spectrum’s revenues were $3.8 million in the second quarter of 2006, up 12% from $3.4 million in the second quarter of 2005. The Company’s increase in revenue compared to the second quarter of 2005 was attributable to increased sales of its general-purpose wireless products and flexComm wireless products.

•	Spectrum’s gross margin was 64% in the second quarter of 2006. This margin is above Spectrum’s target gross margin range of 55% to 60%. Spectrum’s gross margin varies by quarter due to a number of factors, which are described in the gross margin discussion on the following pages.

•	Spectrum reported a net loss of $530,000 in the second quarter of 2006 compared to a net loss of $396,000 in the second quarter of 2005.

•	Spectrum’s cash and cash equivalents were $1.2 million at June 30, 2006 compared to $2.1 million at March 31, 2006 and $2.3 million at December 31, 2005.

Key 2006 Challenges and Opportunities
     The Company faces a number of challenges in 2006 including:
•	The Company’s modest liquidity and capital resources and its need to secure additional financing;

•	Securing production contracts for its flexComm wireless products;

•	The continued decline in general-purpose wireless product revenues resulting from the Company’s decision in 2000 to curtail new investment in its general-purpose product line;

•	The long sales cycle associated with the defense electronics industry;

•	The fact that near term revenue growth for its flexComm wireless products and services may not increase sufficiently to fully off-set the near-term decline in general-purpose wireless product and packet-voice product and service revenues;

•	The increased value of the Canadian dollar relative to the United States dollar and the increase in expenses that has resulted when such expenses are expressed in United States dollar terms;

•	The increase in personnel expenses and other pressures related to a strong labor market; and

•	The need to prepare the organization for growth while maintaining expense control.
Spectrum’s management is excited about the Company’s potential for 2006 and beyond. Opportunities for 2006 include:
•	Securing production sales contracts for its flexComm products. While these contracts are not expected to yield significant revenues in 2006, they are expected to provide for a more stable revenue stream in future years;

•	A continuation of the Company’s current success in obtaining design-ins with its flexComm products; and

•	Expanding the Company’s Application Engineering Services group.

Selected Financial Data by quarter for the eight quarters ended June 30, 2006
(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended,
	September 30,	December 31,	March 31,	June 30,
	2005	2005	2006	2006

Revenue	$3,509	$3,737	$3,141	$3,793

Gross profit	2,029	2,406	1,686	2,431

Operating expense	2,519	2,742	2,934	2,973

Net loss	(469)	(321)	(1,227)	(530)

Loss per share
Basic	$(0.02)	$(0.02)	$(0.06)	$(0.03)
Diluted	$(0.02)	$(0.02)	$(0.06)	$(0.03)

	Three months ended,
	September 30,	December 31,	March 31,	June 30,
	2004	2004	2005	2005

Revenue	$4,794	$4,597	$4,100	$3,397

Gross profit	2,694	2,787	2,565	2,086

Operating expense	2,388	2,494	2,929	2,489

Net earnings (loss)	309	294	(352)	(396)

Loss per share
Basic	$0.02	$0.02	$(0.02)	$(0.02)
Diluted	$0.02	$0.02	$(0.02)	$(0.02)

Seasonality and Trends
     The operations of the Company may be influenced by the procurement cycles of the United States government and foreign governments.
     The Company ceased all new development in its packet-voice product line in January 2004 and restructured its operations to focus on the defense electronics and satellite communications markets. As a result, packet-voice product revenues declined significantly over the course of 2005. Packet-voice revenues were nominal in the second quarter of 2006 and are expected to be nominal in future periods.
     Operating expenses in the first quarter of 2005 included a discreet third party distributor sales commission and a severance charge related to the Company’s decision to move its North American sales leadership function from Canada to the United States.
     Spectrum’s operating expenses are being negatively impacted by the increasing value of the Canadian dollar relative to the United States dollar. Over the past eight quarters, the value of a Canadian dollar has increased from $0.75 at June 30, 2004 to $0.82 at June 30, 2005 and to $0.90 at June 30, 2006. The Company estimates that, absent of any hedging activity to mitigate the effect of any such change, a US$0.01 change in the value of the Canadian dollar when expressed in United States dollars would have an impact of approximately $70,000 on the Company’s annual net earnings (loss).

Three-month period ended June 30, 2006 compared to the three-month period ended June 30, 2005
(Expressed in thousands of United States dollars)

	Three months ended		Three months ended		Difference
	June 30, 2005		June 30, 2006		2006 vs. 2005

Sales	$3,397	100%	$3,793	100%	$396	12%
Cost of sales	1,311	39	1,362	36	51	4

Gross profit	2,086	61	2,431	64	345	17

Expenses
Administrative	827	24	1,059	28	232	28
Sales and marketing	711	21	905	24	194	27
Research and development	801	23	825	21	24	3
Amortization	164	5	146	4	(18)	(11)
Restructuring and other charges	(14)	—	38	1	52	371

	2,489	73	2,973	78	484	19

Loss from operations	(403)	(12)	(542)	(14)	(139)	(34)

Other
Interest expense	—	—	5	—	5
Other income	(7)	—	(17)	—	(10)

	(7)	—	(12)	—	(5)

Net loss	(396)	(12%)	(530)	(14%)	(134)	(34%)

Loss per share (basic and diluted)	$(0.02)		$(0.03)		$(0.01)

     Sales. Sales for the second quarter of 2006 were $3,793,000, an increase of $396,000, or 12%, relative to sales in the second quarter of 2005. Included in sales were revenues from the Company’s wireless products and services, including both legacy general-purpose and flexComm products, of $3,699,000 or 98% of sales for the second quarter of 2006 compared to $3,142,000 or 92% of sales for the second quarter of 2005. Also included were revenues from the Company’s packet-voice products and services of $94,000 or 2% of sales for the second quarter of 2006 compared to $255,000, or 8%, of sales for the second quarter of 2005. The increase in the Company’s sales in the second quarter of 2006 compared to sales in the second quarter of 2005 was attributable mainly to ordinary fluctuations in the timing of orders for the Company’s general-purpose and flexComm wireless products. The Company’s expectation that packet-voice product and service revenues would decline to a negligible level has now been largely realized. Going forward, the Company expects that sales of its legacy general-purpose wireless products will decline in future periods and expects sales of its flexComm wireless products and services to increase.
     Gross profit. Gross profit increased to $2,431,000 for the second quarter of 2006 from $2,086,000 for the second quarter of 2005, an increase of $345,000 or 17%. Gross margin (profit as a percentage of sales) increased to 64% for the second quarter of 2006 from 61% for the second quarter of 2005. In the second quarter of 2006, the Company’s gross margin was positively impacted by the resolution of contractual issues related to its contract with Globalstar, Inc. The Company’s historical gross margin percentage has also varied by quarter due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory. The Company expects that, in future periods, its gross margin will fall within its target gross margin range of 55% to 60%.
     Administrative. Administrative expenses for the second quarter of 2006 were $1,059,000, or 28% of sales for the period, compared to $827,000, or 24% of sales for the second quarter of 2005. Administrative expenses were higher in 2006 due to increased bad debt expense and increased employee compensation expenses resulting primarily from the increase in the value of the Canadian dollar relative to the United States dollar (as more fully described below under “Item 3: Quantitative and Qualitative Disclosures about Market Risk”), stock compensation charges and wage-related inflationary pressures. In the second quarter of 2005, the Company collected an account receivable that had previously been written off as bad debt in 2004.
     Sales and Marketing. Sales and marketing expenses for the second quarter of 2006 were $905,000, or 24% of sales for the period, compared to $711,000, or 21% of sales for the second quarter of 2005. Sales and marketing expenses were higher in 2006 due to increased employee compensation expenses and increased spending on third party sales representative commissions.
     Research and Development. Research and development expenses were $825,000 for the second quarter of 2006, or 21% of sales for the quarter, compared to $801,000, or 23% of sales for the second quarter of 2005. Research and development expenses were higher in 2006 due to increased employee compensation expenses resulting primarily from the increase in the value of the Canadian dollar relative to the United States dollar, wage-related inflationary pressures and increased spending on engineering prototypes. These cost increases were partially offset by increased expense offsets pursuant to the Company’s agreement with Technology Partnerships Canada (TPC).
     Amortization. Amortization expense for the second quarter of 2006 was $146,000, 4% of sales for the period, compared to $164,000, or 5% of sales for the second quarter of 2005.
     Net Loss. The Company had a net loss for the second quarter of 2006 of $530,000 compared to a net loss of $396,000 for the second quarter of 2005. The Company’s loss per share (basic and diluted) for the second quarter of 2006 was $0.03, compared to loss per share (basic and diluted) of $0.02 for the second quarter of 2005.
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005
(Expressed in thousands of United States dollars)

	Six months ended		Six months ended		Difference
	June 30, 2005		June 30, 2006		2006 vs. 2005

Sales	$7,497	100%	$6,934	100%	$(563)	(8%)
Cost of sales	2,846	38	2,817	41	(29)	(1)

Gross profit	4,651	62	4,117	59	(534)	(11)

Expenses
Administrative	1,813	24	2,167	31	354	20
Sales and marketing	1,747	24	1,740	25	(7)	—
Research and development	1,523	20	1,660	24	137	9
Amortization	327	4	302	4	(25)	(8)
Restructuring and other charges	8	—	38	1	30	375

	5,418	72	5,907	85	489	9

Loss from operations	(767)	(10)	(1,790)	(26)	(1,023)	(133)

Other
Interest expense	—	—	6	—	6
Other income	(19)	—	(39)	(1)	(20)

	(19)	—	(33)	—	(14)

Net loss	(748)	(10%)	(1,757)	(25%)	(1,009)	(135%)

Loss per share (basic and diluted)	$(0.04)		$(0.09)		$(0.05)

     Sales. Sales for the six-month period ended June 30, 2005 were $6,934,000, a decrease of $563,000, or 8%, relative to sales in the six-month period ended June 30, 2005. Included in sales were revenues from the Company’s wireless products and services, including both legacy general-purpose and flexComm products, of $6,746,000 or 97% of sales for the six-month period ended June 30, 2006 compared to $6,853,000 or 91% of sales in the six-month period ended June 30, 2005. Also included were revenues from the Company’s packet-voice products and services of $188,000 or 3% of sales for the six-month period ended June 30, 2006 compared to $644,000, or 9%, of sales for the six-month period ended June 30, 2005. The decrease in the Company’s sales in the six-month period ended June 30, 2006 compared to sales in the six-month period ended June 30, 2005 was attributable primarily to decreased sales of the Company’s packet-voice products and services. The Company’s expectation that packet-voice product and service revenues would decline to a negligible level has now been largely realized. Going forward, the Company expects that sales of its legacy general-purpose wireless products to decline and expects sales of its flexComm wireless products and services to increase.
     Gross profit. Gross profit decreased to $4,117,000 for the six-month period ended June 30, 2006 from $4,651,000 for the six-month period ended June 30, 2005, a decrease of $534,000 or 11%. Gross margin (profit as a percentage of sales) decreased to 59% for the six-month period ended June 30, 2006 from 62% for the six-month period ended June 30, 2005. The Company’s historical gross margin percentage varies by quarter due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.
     Administrative. Administrative expenses for the six-month period ended June 30, 2006 were $2,167,000, or 31% of sales for the period, compared to $1,813,000, or 24% of sales for the six-month period ended June 30, 2005. Administrative expenses were higher in 2006 due to increased employee compensation expenses resulting primarily from the increase in the value of the Canadian dollar relative to the United States dollar and wage-related inflationary pressures, increased bad debt expense and increased spending on professional fees. In the second quarter of 2005, the Company collected an account receivable that had previously been written off as bad debt in 2004.
     Sales and Marketing. Sales and marketing expenses for the six-month period ended June 30, 2006 were $1,740,000, or 25% of sales for the period, compared to $1,747,000, or 24% of sales for the six-month period ended June 30, 2005. Sales and marketing expenses were lower in 2006 due to decreased spending on third party sales representative commissions. This decrease was partially offset by increased employee compensation expenses resulting primarily from increased sales and marketing personnel and increased variable compensation, offset in part by reduced employee severance costs. Sales and marketing expenses for the six-month period ended June 30, 2005 included a discreet third party sales representative commission and severance costs related to the Company’s decision to relocate the leadership of its North American sales function from Canada to the United States.
     Research and Development. Research and development expenses were $1,660,000 for the six-month period ended June 30, 2006, or 24% of sales for the quarter, compared to $1,523,000, or 20% of sales for the six-month period ended June 30, 2005. Research and development expenses were higher in 2006 due to increased employee compensation expenses resulting primarily from the increase in the value of the Canadian dollar relative to the United States dollar, increased staff and wage-related inflationary pressures and increased spending on engineering prototypes. These cost increases were partially offset by increased expense offsets pursuant to the Company’s agreement with TPC.
     Amortization. Amortization expense for the six-month period ended June 30, 2006 was $302,000 or 4% of sales for the period, compared to $327,000, or 4% of sales for the six-month period ended June 30, 2005.
     Net Loss. The Company had a net loss for the six-month period ended June 30, 2006 of $1,757,000 compared to a net loss of $748,000 for the six-month period ended June 30, 2005. The Company’s loss per share (basic and diluted) for the six-month period ended June 30, 2006 was $0.09, compared to loss per share (basic and diluted) of $0.04 for the six-month period ended June 30, 2005.
Financial Condition
     The Company historically has met its operating and capital requirements through cash flows from operations, borrowings under its line of credit facility, TPC funding and from funds generated by sale of its equity securities.

     During the three-month period ended June 30, 2006, the Company used $943,000 (net) in cash for operating activities due primarily to a net loss of $530,000, which included non-cash amortization of $154,000 and non-cash share-based compensation expense of $26,000, an increase in accounts receivable of $743,000, partially offset by an increase in accounts payable of $305,000. The increase in accounts receivable and accounts payable were due primarily to increased sales activity in the second quarter of 2006. During the six-month period ended June 30, 2006, the Company used $1,041,000 (net) in cash for operating activities due primarily to a net loss of $1,757,000, which included non-cash amortization of $317,000 and non-cash share-based compensation expense of $56,000, partially offset by an increase in accounts payable of $329,000.
     Cash used for investing activities during the six-month period ended June 30, 2006 was $82,000 related to the purchase of capital assets.
     Cash provided by financing activities during the six-month period ended June 30, 2006 was nil.
     At June 30, 2006, March 31, 2006 and December 31, 2005, the Company’s cash and cash equivalents balances were $1,152,000, $2,116,000 and $2,275,000 respectively. Other than required future payments under operating leases and other contractual obligations, as described in the Company’s 2005 Annual Report on Form 20-F, and the potential for royalty payments and contingent repayments under the Company’s agreements with TPC, as described below, the Company does not have significant future expenditure commitments at June 30, 2006 that are not currently reflected on its balance sheet. The Company believes that it likely will require additional financial resources to meet its working capital and capital requirements for the next twelve months. The terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully effect future financings will depend on the status of its business prospects as well as conditions prevailing in the capital markets. See also the discussion below in “Part II, Item 1A. Risk Factors”.
     The Company has entered into various operating lease agreements with remaining terms of up to approximately eight years for office premises and equipment. For a year-by-year summary of expected minimum lease payments, see note 8(a) of the Company’s annual financial statements, contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.
     The Company entered into an agreement with its landlord in March 2004 to modify the terms of its head office lease. The revised lease, which was finalized in June 2004, reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included a lease renegotiation fee, increased lease duration and the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. The Company’s minimum lease payments, under the revised lease, range from approximately Cdn$451,000 ($404,000) to Cdn$549,000 ($492,000) annually over the new lease term which expires January 31, 2014. As consideration for modifying the terms of the lease, the Company paid the building owner a cash lease renegotiation fee of Cdn$100,000 ($76,000), issued the owner 200,000 common shares of the Company and granted the owner warrants to purchase an additional 200,000 common shares. Warrants allowing the landlord to purchase 20,300 common shares at Cdn$2.43 ($2.02) per share expired on December 31, 2005 and warrants allowing the holder to purchase 179,700 common shares at Cdn$2.52 ($2.09) per share expired on March 31, 2006.
     In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959,000 ($3,942,000) under the development portion of the agreement which concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 to December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428,000 ($10,249,000), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. As of June 30, 2006, the Company has paid or accrued royalties to TPC of $810,000 (Cdn$1,100,000). During the three-month and six-month periods ended June 30, 2006, the Company accrued royalties payable of $43,000 (Cdn$48,000) and $82,000 (Cdn$93,000), respectively which remained unpaid at June 30, 2006. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.
     In March 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300,000 ($7,444,000) through to December 31, 2006. As of June 30, 2006, the Company had claimed or accrued funding of Cdn$3,771,000 ($3,030,000) under the agreement. TPC’s funding is structured to be contingently repayable by way of 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368,000 ($20,061,000) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500,000 ($9,417,000), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the three-month and six-month periods ended June 30, 2006, the Company recorded TPC benefits of $338,000 (Cdn$377,000) and $630,000 (Cdn$718,000), respectively. Of these amounts, the Company recorded $315,000 (Cdn$352,000) and $590,000 (Cdn$673,000) as reductions of research and development expenses, $16,000 (Cdn$18,000) and $28,000 (Cdn$32,000) as reductions of sales and marketing expenses and $7,000 (Cdn$7,000) and $12,000 (Cdn$13,000) as reductions of capital asset purchases for the three-month and six-month periods ended June 30, 2006, respectively.
     The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. Industry Canada found the Company to be in breach of its TPC funding agreement dated March 1999. On March 27, 2006, the Company signed a settlement agreement with Industry Canada to remedy this alleged breach. Under the settlement agreement, the Company agreed to pay Industry Canada Cdn$70,000 ($60,000). The Company remitted Cdn$60,000 ($52,000) of this amount in October 2005 and Cdn$10,000 ($8,000) in March 2006. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.
     The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000,000 ($4,484,000) operating line of credit. This agreement was most recently reviewed and amended on May 30, 2005. The Company’s United States dollar borrowing capacity under the Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s United States base rate plus 1.0%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 1.0%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 ($897,000). At June 30, 2006, the total amount available for borrowing based on these margining requirements was Cdn$2,498,000 ($2,240,000). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank before (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of June 30, 2006 were nil.
Inflation and Foreign Currency Fluctuations
     The Company believes that inflation and other changes in prices have not had a material effect on the Company.
     The Company sells the majority of its products in United States dollars while incurring costs, in varying proportions, in Canadian dollars, United States dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the United States dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the United States dollar and the Canadian dollar by denominating many of its payment obligations in United States dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
     The Company periodically enters into foreign exchange future contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year and any gains or losses are realized prior to the expiration of the contracts. The Company’s current policy is to limit the maximum notional principal amount under these contracts at any one time to Cdn$12,000,000 ($10,762,000). The Company was party to foreign exchange futures contracts with a notional principal of Cdn$2,000,000 ($1,794,000) at June 30, 2006. Details of these contracts can be found below in “Item 3: Quantitative and Qualitative Disclosure about Market Risk”.
Critical Accounting Policies
     The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.
     The Company’s accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company’s Annual Report on Form 20-F filed for the year ended December 31, 2005 with the Securities and Exchange Commission. On January 1, 2006, the Company adopted the provisions of FAS 123(R), as described in note 2(a) of the Company’s interim consolidated financial statements. During the six-month period ended June 30, 2006, the Company did not adopt new accounting policies that would have a material impact on its consolidated financial statements and did not make changes to any other existing accounting policies. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.
NASDAQ Notice
     On July 26, 2006 the Company received notice from the NASDAQ Stock Market that it is currently not in compliance with the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4310(c)(4) for continued Capital Market listing.
     In accordance with Marketplace Rule 4310 (c)(8)(D), NASDAQ has provided the Company with 180 calendar days, or until January 22, 2007, to regain compliance. If at anytime before January 22, 2007, the bid price of the Company’s common shares closes at $1.00 per share or more for a minimum of ten consecutive business days, the Company will regain compliance.
     If compliance under Marketplace Rule 4310(c)(4) cannot be demonstrated by January 22, 2007, NASDAQ staff will determine whether the Company meets the NASDAQ Capital Market initial listing criteria as set forth in Marketplace rule 4310(c), except for the bid price requirement. If the Company meets these requirements, it will be granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, staff may provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal any determination to delist its securities to a NASDAQ Listing Qualifications Panel.

Item 3. Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Risk
     The Company sells the majority of its products in United States dollars while incurring costs, in varying proportions, in Canadian dollars, United States dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the United States dollar, the Company’s reported financial results may be materially and adversely affected. The Company estimates that, absent of any hedging activity to mitigate the effect of any such change, a US$0.01 change in the value of the Canadian dollar when expressed in United States dollars would have an impact of approximately $70,000 on the Company’s annual net earnings (loss). The value of the Canadian dollar relative to the United States dollar at June 30, 2006 was approximately US$0.07 higher than the average value of the Canadian dollar relative to the United States dollar in 2005 and US$0.08 higher than the value of the Canadian dollar relative to the United States dollar at June 30, 2005.
     The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($10,762,000).
     While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the United States dollar and the Canadian dollar by denominating many of its payment obligations in United States dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
     During the three-month and six-month periods ended June 30, 2006, the Company recognized gains from foreign currency futures contracts of $72,000 and $59,000, respectively. The Company was party to the following foreign currency futures contracts at June 30, 2006:

				Contract
				settlement	Fair value at
Purchase	Settlement			rate	June 30,
date	date	Type of contract	Notional principle	(Cdn$/US$)	2006

June 29, 2006	September 19, 2006	Cdn dollar futures contract	Cdn$ 1,000,000	1.1074	$(6,000)

June 29, 2006	December 19, 2006	Cdn dollar futures contract	1,000,000	1.1045	(6,000)

			Cdn$ 2,000,000	1.1060	$(12,000)

     These contracts do not qualify for hedging accounting since they do not meet the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in the fair value of these contracts are recognized in net earnings (loss) for the period.
Interest Rate Risk
     The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $4,484,000) operating line of credit. The Company’s United States dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not have any borrowings under its line of credit as at June 30, 2006.

Credit Risk
     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable and short-term investment instruments. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At June 30, 2006, 12% of trade receivables were subject to credit insurance. The Company manages its credit risk related to its short-term investments by limiting its investment instruments to government bonds, bankers’ acceptances, commercial paper and guaranteed investment certificates with institutions rated R-1 mid or higher by the Dominion Bond Rating Service.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Not applicable
Item 1A. Risk Factors
For a description of certain risks relating to the Company, please see Item 3.D. of the Company’s Annual Report on Form 20-F filed for the year ended December 31, 2005 as filed with the Securities and Exchange Commission. During the six-month period ended June 30, 2006, there have been no material changes to the risk factors in such Annual Report except as follows:
Liquidity and Capital Resources
As of June 30, 2006, the Company had $1,152,000 of available cash and cash equivalents and $3,352,000 of working capital. The Company has a history of ongoing financial losses and ongoing requirements for additional financial resources. The Company believes that it will likely require additional financial resources to meet its working capital and other capital requirements for the next twelve months. While the Company has no reason to expect any such reaction, its need for additional capital resources could create concerns on the part of its creditors, vendors, customers and others about whether it will be able to fulfill its contractual obligations and otherwise continue to operate its business, which in turn could result in a further tightening of liquidity.
If the Company issues additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting stockholders. The Company’s ability to successfully obtain financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets. See also “Item 1. Financial Statements – Note 1. Basis of Presentation.”
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Not applicable
Item 3. Defaults upon Senior Securities
Not applicable
Item 4. Submission of Matters to a Vote of Security Holders
The Annual Meeting of Shareholders of Spectrum Signal Processing Inc. was held on May 18, 2006 for the purposes of (1) approving the number of Directors, (2) electing Directors of the Company, (3) amend Employee Stock Option Plan; (4) adoption of a Share Compensation Plan; (5) ratifying the appointment of KPMG, LLP as the Company’s independent auditors for the 2005 fiscal year, and (6) approving the Company’s auditor’s remuneration.
All nominees for directors were elected; the appointment of auditors and approving the auditor’s remuneration were approved; management prior to the meeting withdrew the proposed amendment to the Employee Stock Option Plan and the proposed adoption of a Share Compensation Plan. The voting on each matter is set forth below:
(1) Proposal to approve the number of Directors at seven.

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
14,420,166	218,020	0	0	0	0

(2) Election of the Directors of the Company.

Nominee:	In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
Irving Ebert	14,072,151	0	566,035	0	0	0
Andrew Harries	14,079,956	0	558,230	0	0	0
Jules Meunier	14,078,651	0	559,535	0	0	0
Matthew Mohebbi	14,034,026	0	604,160	0	0	0
David Scott	14,203,656	0	434,530	0	0	0
Pascal Spothelfer	14,194,845	0	443,341	0	0	0
(3)	Proposal to amend the Company’s Employee Stock Option Plan.

Proposal withdrawn by management prior to the meeting.

(4)	Proposal for the Company to adopt a Share Compensation Plan.

Proposal withdrawn by management prior to the meeting.

(5)	Proposal to ratify the appointment of KPMG, LLP as the Company’s independent auditor for the 2006 fiscal year.

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
4,220,761	0	0	0	10,309,963	107,462
(6) Proposal to authorize the Directors of the Company to set the remuneration to be paid to the auditor.

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
4,028,431	299,792	0	0	10,309,963	218
Item 5. Other Information

Not applicable

Item 6. Exhibits

None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.

Date: August 14, 2006	By: Name:	/s/ BRENT FLICHEL Brent Flichel
	Title:	Vice President of Finance and
Chief Financial Officer